Exhibit 21.1
SUBSIDIARIES OF MODEL N, INC.

Name	Jurisdiction of Incorporation
Model N India Software Private Limited	India
Model N (Switzerland) GmbH / Model N (Switzerland) LLC	Switzerland
Model N UK Limited	United Kingdom
Sapphire Stripe Holdings, Inc.	Delaware, USA